Play LA Inc. Issues Notice of Breach and Damages Claim to SecureOne Corporation (formerly NFC Data Inc.)

TORTOLA, British Virgin Islands – June 24th, 2014 – (MarketWire) Play LA Inc. (OTCBB: PLLAF) ("the Company"), announces that it has issued a Notice of Claim against SecureOne Corporation and the eleven major shareholders of SecureOne Corporation, for breach of the Share Purchase Agreement they signed on December 12, 2012 with the Company. The claim seeks damages in the amount of $10,798,500 plus costs. Under the terms of the Share Purchase Agreement, SecureOne Corporation has 60 days to respond before the Company files an action with the Eastern Caribbean Supreme Court, High Court of Justice (Commercial Division) Virgin Islands. NFC Data Inc. changed its name to SecureOne Corporation on May 6th, 2014, seven days after settling with the Company on monies owed for loans, accrued interest and legal costs.

About Play LA Inc. (www.playlainc.com)

Play LA Inc. is an international online publishing company that owns and operates a global network of multi-language websites. The Company currently owns and operates 6 websites that reach hundreds of thousands of people across the UK and Europe each month, who are specifically looking for the unique sports news, advice and tournament information published throughout Play LA’s websites for the Sports, Casino Games and the Poker industry.

Forward-Looking Statements:

This press release includes forward-looking statements as determined by the U.S. Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical facts, included in this press release that address activities, events, or developments that the Company believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in the Company's recent filings with the SEC.

Company Contact:

Play LA Inc.
David Hallonquist
www.playlainc.com
246-431-0493